Exhibit 99.1

FORM 51-102F3
Material Change Report

Item 1:	Name and Address of Company

RESAAS Services Inc. (the “Issuer”)
1550 – 401 West Georgia Street
Vancouver, BC V6B 5A1

Item 2:	Date of Material Change

September 1, 2017

Item 3:	News Release

The news release attached as Schedule “A” hereto was disseminated through FSCWire on September 8, 2017.

Item 4:	Summary of Material Change

On September 1, 2017, the Issuer appointed Rob Bakshi as a member of its board of directors.

Item 5:	Full Description of Material Change

See the news release attached as Schedule “A” hereto.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

None.

Item 8:	Executive Officer

Cameron Shippit, CFO
Telephone: (778) 996-9544

Item 9:	Date of Report

September 8, 2017

SCHEDULE “A”

RESAAS SERVICES INC.

RESAAS Appoints Technology Entrepreneur to the Board of Directors

VANCOUVER, B.C. (September 8, 2017) - RESAAS Services Inc. (CSE: RSS, OTCQX: RSASF), a cloud-based social business platform for the real estate services industry, is pleased to announce the appointment of Rob Bakshi to the company’s board of directors effective September 1, 2017.

Mr. Bakshi is a seasoned entrepreneur with a proven track record for developing innovative, high-growth and profitable technology companies. Most recently, Mr. Bakshi was President, CEO and Chairman of Apivio Systems Inc., a Canadian technology company that was listed on the TSX Venture Exchange until its acquisition by Nuri Telecom in May 2017. During his time at Apivio, Mr. Bakshi developed and executed a business strategy that increased the company’s annual revenue from $6M to nearly $60M, and transformed the company from a money-losing enterprise into a profitable business before its acquisition by Nuri.

“I’m pleased to join the RESAAS board and assist in management’s execution of its business plan,” stated Mr. Bakshi. “I’m excited about the company’s technology platform and I look forward to being a part of another local success story.”

Prior to leading Apivio to its acquisition, Mr. Bakshi was Co-Founder, President, CEO and Chairman of Silent Witness Enterprises Ltd., a technology company previously listed on the TSX and NASDAQ, where he successfully led the company’s growth strategy until its acquisition by Honeywell International Inc. (NYSE: HON) in 2003.

“RESAAS is pleased to be expanding the company’s board of directors once again with the addition of Rob Bakshi,” commented Cory Brandolini, Chairman of RESAAS.  “As our company continues to grow in accordance with our strategic plan, it is important to continue to expand our board of directors to include someone like Rob who brings an immense amount of experience in running and advising publicly-traded technology companies in areas such as sales execution, operations, capital markets, and technology innovation.”

The appointment of Mr. Bakshi brings the number of directors of RESAAS to seven, the others being Mr. Brandolini (Chairman), Tom Rossiter (President and CEO), Cameron Shippit (CFO), Pierre Chadi, Adrian Barrett and J. Chris Morgando.

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About RESAAS Services Inc.

RESAAS is a cloud-based social business platform built for the real estate services industry. RESAAS brings proprietary real-time technology into the business of real estate and transforms how real estate listing data flows between real estate agents, brokers, associations and MLSs. Visit www.resaas.com.

On Behalf of RESAAS

Danielle Sissons

VP Operations

RESAAS Services Inc.

Telephone: (604) 558-2929; Email: danielle.sissons@resaas.com

Investor Relations

Scott Young

RESAAS Services Inc.

Telephone: 1 (705) 888-2756; Email: scott.young@resaas.com

The CSE has not reviewed, approved or disapproved the content of this press release.

Forward-Looking Information:

This press release and the RESAAS website referenced herein contain forward-looking information within the meaning of Canadian securities legislation, including but not limited to statements regarding the company’s technology platform. The forward-looking information is based on certain key expectations and assumptions made by RESAAS’ management, including future plans for the design and development of the company’s technology platform.

Forward-looking information is subject to risks, uncertainties and other factors, many of which are outside of the company’s control that could cause actual results to differ materially from the results discussed in the forward-looking information. Although RESAAS believes that the expectations and assumptions on which such forward-looking information is based are reasonable, undue reliance should not be placed on such information because RESAAS can give no assurance that it will prove to be correct. The forward-looking information contained in this press release is made as of the date of this press release. RESAAS disclaims any intent or obligation to update publicly any forward-looking information, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.